Exhibit 99.1

Genmab A/S Share Capital Reduction

Company Announcement

COPENHAGEN, Denmark; April 10, 2025 – Genmab A/S (Nasdaq: GMAB) At Genmab A/S’ Annual General Meeting on March 12, 2025, it was decided to reduce the Company’s share capital with nominally DKK 2,076,853 by cancellation of 2,076,853 of the Company’s holding of shares with a nominal value of DKK 1 each.

The share capital reduction has today been registered with the Danish Business Authority. Genmab's share capital will be updated in Nasdaq's system as soon as possible and expectedly on Monday April 14, 2025. After the share capital reduction, the total nominal value of Genmab A/S' share capital is DKK 64,120,391 which is made up of 64,120,391 shares of a nominal value of DKK 1 each, corresponding to 64,120,391 votes.

About Genmab
Genmab is an international biotechnology company with a core purpose of guiding its unstoppable team to strive toward improving the lives of patients with innovative and differentiated antibody therapeutics. For more than 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, antibody-drug conjugates, next-generation immune checkpoint modulators and effector function-enhanced antibodies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO) antibody medicines®.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.

Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 18
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 1/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab A/S Share Capital Reduction

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 18
Carl Jacobsens Vej 30	Fax: +45 7020 2729	Page 2/2
2500 Valby, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122